Exhibit 99.3

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Agreement”) made as of the last date set forth on the signature page hereof between Adherex Technologies Inc. (the “Company”), and the undersigned (the “Subscriber”).

W I T N E S S E T H:

WHEREAS the Company desires to offer and issue for sale on a private placement basis (the “Offering”), the closing of which is anticipated to occur on or about May 4, 2006 or such other date as the Company and the Placement Agents (as defined in Section 1.23) may agree (the “Closing Date”), up to $10,000,000 of units (the “Units”). Each Unit offered hereunder consists of one Common Share and three-tenths of a Warrant at a price per Unit equal to 90% of the greater of (i) the average closing bid price of the Common Shares on the American Stock Exchange (“AMEX”) for the five (5) trading days preceding the Closing Date and (ii) the United States Dollar equivalent of the volume weighted average price on the Toronto Stock Exchange (the “TSX”) for the five (5) trading days preceding the Closing Date (the “Offering Price”). The United States Dollar equivalent shall be determined by reference to the closing interbank exchange rate quoted in The Wall Street Journal for each day in question, averaged over such 5-day period. Each full Warrant will entitle the holder thereof to purchase one Common Share of the Company (individually, an “Additional Share” and collectively, the “Additional Shares”) for a period of four (4) years from the date of issue at a price equal to 115% of the Offering Price. The Warrants shall not be exercisable for the first six (6) months following their date of issuance. The form of Warrant is attached as Schedule “A” to this Agreement. A summary of the terms of the Offering is set forth in Schedule “B” to this Agreement. Such summary is qualified in its entirety by the terms and conditions set forth herein; and

WHEREAS unless otherwise stated, all dollar amounts in this Agreement refer to United States Dollars; and

WHEREAS, the Subscriber desires to purchase Units in the value set forth on the signature page hereof on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR UNITS AND REPRESENTATIONS BY SUBSCRIBER

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably purchases for itself and agrees to purchase from the Company such number of Units and the Company agrees to sell to the Subscriber such number of Units, having a value as set forth on the signature page hereof at a price per Unit equal to the Purchase Price (as defined on the signature page hereof). The Purchase Price is payable by wire transfer of immediately available funds as directed by the Company, contemporaneously with the execution and delivery of this Agreement, as supplemented.

1.2 The Subscriber hereby warrants and represents that it recognizes that the purchase of the Units involves a high degree of risk including, but not limited to, the following: (a) an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Units; (b) the Subscriber may not be able to liquidate its investment; and (c) transferability of the Common Shares and Warrants forming the Units and the Additional Shares issuable upon due exercise of the Warrants (collectively, the “Securities”) is limited.

1.3 The Subscriber represents that it is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D, as indicated by the Subscriber’s responses to the questions contained in Article VII hereof, and by reason of its business and financial experience and the business and financial experience of those persons it may have retained to advise it with respect to its investment in the Securities it, together with such advisors, has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of the prospective investment.

1.4 The Subscriber hereby acknowledges and represents that: (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are unregistered, or the Subscriber, at its own risk and expense, has employed the services of a “purchaser representative” (as defined in Rule 501(h) of Regulation D), attorney and/or accountant to read all of the documents furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber’s behalf; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the loss of its entire investment.

1.5 The Subscriber represents that (i) the Subscriber was contacted regarding the sale of the Units by the Company, or a Company agent, with whom the Subscriber had a prior substantial pre-existing relationship and (ii) no Units were offered or sold to it by means of any form of general solicitation or general advertising, and in connection therewith, the Subscriber did not receive any general solicitation or general advertising including, but not limited to: (A) receive or review any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, whether closed circuit, or generally available; or (B) attend any seminar meeting or industry investor conference whose attendees were invited by any general solicitation or general advertising.

1.6 The Subscriber hereby represents that the Subscriber, either by reason of the Subscriber’s business or financial experience or the business or financial experience of the Subscriber’s professional advisors (who are unaffiliated with and not compensated by the Company or any affiliate or selling agent of the Company, directly or indirectly), has the capacity to protect the Subscriber’s own interests in connection with the transaction contemplated hereby.

1.7 The Subscriber hereby acknowledges that the Offering has not been reviewed by the United States Securities and Exchange Commission (the “SEC”) nor any U.S. state or Canadian provincial securities regulatory authority as the Offering is intended to be exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Act”), pursuant to Regulation D thereunder and from the registration requirements of applicable state “blue sky” securities laws or regulations.

1.8 The Subscriber understands that the Securities have not been registered under the Act or under any U.S. state or Canadian provincial securities or “blue sky” laws or regulations by reason of a claimed exemption that depends, in part, upon the Subscriber’s investment intention and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Act and under any applicable state securities or “blue sky” laws or regulations or unless an exemption from such registration is available, subject to Section 1.11 herein. Without limiting the foregoing, the Company acknowledges and agrees that a Subscriber may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Subscriber may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Subscriber’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including, if the Securities are subject to registration pursuant to this Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of Selling Stockholders thereunder.

In this respect, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber’s own account and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities.

1.9 The Subscriber understands that Rule 144 (“Rule 144”) promulgated under the Act requires for non-affiliates, among other conditions, a one (1) year holding period prior to the resale in the United States (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Act. The Subscriber understands and hereby acknowledges that except as set forth herein the Company is under no obligation to register any of the Securities under the Act or any state securities or “blue sky” laws.

1.10 The Subscriber further understands and agrees that it shall not sell the Securities to a purchaser in any province of Canada at any time within the four (4) month period following the date of their issuance and any subsequent purchaser outside of Canada before the end of that period must agree to comply with this restriction for the remainder of such period. The Subscriber further agrees that if it decides to offer, sell or otherwise transfer, pledge or hypothecate all or any part of the Securities, it will not offer, sell or otherwise transfer, pledge or hypothecate any of such Securities (other than pursuant to an effective registration statement under the Act), directly or indirectly unless an offer and sale or other disposition is:

(i) made in accordance with an effective registration statement under the Act covering such disposition; or

(ii) to the Company; or

(iii) made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the Act; or

(iv) in a transaction that does not require registration under the Act or any applicable United States state laws, rules and regulations governing the offer and sale of securities, and it has theretofore furnished to the Company an opinion to that effect of counsel of recognized standing reasonably satisfactory to the Company; provided, that no opinion shall be required for any sale pursuant to Rule 144 or 144(k), or pursuant to any bona fide pledge in connection with a margin account.

1.11 The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Act or any state securities or “blue sky” laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER DISTRIBUTION DATE].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE

NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE ACT, OR (C) IN ACCORDANCE WITH AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A SATISFACTORY LEGAL OPINION TO THE ISSUER.

Provided that if the Securities are being sold pursuant to Section 1.10 (iii) above, in the case of a resale to a purchaser in Canada, following the date which is four (4) months and a day after the date of issuance to the Subscriber, the Company covenants and represents that the legend may be removed by providing a declaration to the transfer agent for the Securities of the Company substantially as attached hereto as Schedule “C” (or as the Company may prescribe from time to time) upon the sale of the Securities by the Subscriber.

Certificates evidencing the Shares and Warrant Shares shall not contain any legend (including the legend set forth in Section 1.11), (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Shares or Warrant Shares pursuant to Rule 144, or (iii) if such Shares or Warrant Shares are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Company’s transfer agent promptly after the Effective Date if required by the Company’s transfer agent to effect the removal of the legend hereunder. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrant Shares, such Warrant Shares shall be issued free of all legends. The Company agrees that following the Effective Date or at such time as such legend is no longer required under this Section 1.11, it will, no later than three Trading Days following the delivery by a Subscriber to the Company’s transfer agent (with a photocopy to the Company) of a certificate representing Shares or Warrant Shares, as the case may be, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Subscriber a certificate representing such shares that is free from all restrictive and other legends. Except as required by law or in connection with a Suspension (as defined in Section 5.2(b)(iii), the Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. Certificates for Securities subject to legend removal hereunder shall be transmitted by the transfer agent of the Company to the Subscribers by crediting the account of the Subscriber’s prime broker with the Depository Trust Company System, if the Company is a participant in such system.

1.12 The Subscriber understands that the Company will review this Agreement and are hereby given authority by the Subscriber to call the Subscriber’s bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed that the Company, at its sole discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any purchase, to accept purchases for fractional Units and to close the Offering to the Subscriber at any time and that the Company will issue stop transfer instructions to its transfer agent with respect to such Securities.

1.13 The Subscriber hereby represents that the address of the Subscriber furnished by Subscriber on the signature page hereof is the Subscriber’s principal residence if the Subscriber is an individual or its principal business address if it is a corporation or other entity and that Subscriber is not resident in any province of Canada.

1.14 The Subscriber represents that the Subscriber has full power and authority (corporate, statutory and otherwise) to execute and deliver this Agreement and to purchase the Units. This Agreement constitutes the legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

1.15 If the Subscriber is a corporation, partnership, limited liability company, trust, employee benefit plan, individual retirement account, Keogh Plan, or other tax-exempt entity, it is authorized and qualified to invest in the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

1.16 The Subscriber acknowledges that if he or she is a Registered Representative of an National Association of Securities Dealers, Inc. (“NASD”) member firm, he or she must give such firm the notice required by the NASD’s Rules of Fair Practice, receipt of which must be acknowledged by such firm in Section 7.4 below.

1.17 (a) The Subscriber agrees not to issue any public statement with respect to the Subscriber’s investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company’s prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(b) The Company agrees not to disclose the name, address or any other information about the Subscriber, except as required by law or applicable regulatory authorities.

1.18 The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of the Subscriber hereunder.

1.19 Not used.

1.20 The Subscriber understands, acknowledges and agrees with the Company that, except as otherwise set forth herein, that the subscription hereunder is irrevocable by the Subscriber, that, except as required by law, the Subscriber is not entitled to cancel, terminate or revoke this Agreement or any agreements of the Subscriber hereunder and that this Agreement and such other agreements shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his/her heirs, executors, administrators, successors, legal representatives and permitted assigns.

1.21 The Subscriber understands, acknowledges and agrees with the Company that the Offering is intended to be exempt from registration under the Act pursuant to the provisions of Regulation D thereunder, which is in part dependent upon the truth, completeness and accuracy of the representations made by the Subscriber herein.

1.22 The Subscriber acknowledges that the information contained in this Agreement or otherwise made available to the Subscriber is confidential and non-public and agrees that all such information shall be kept in confidence by the Subscriber and neither used by the Subscriber for the Subscriber’s personal benefit (other than in connection with this Agreement, as supplemented) nor disclosed to any third party for any reason, notwithstanding that the Subscriber’s subscription may not be accepted by the Company; provided, however, that this obligation shall not apply to any such information that (i) is part of the public knowledge or literature and readily accessible at the date hereof, (ii) becomes part of the public knowledge or literature and readily accessible by publication (except as a result of a breach of this provision) or (iii) is received from third parties (except third parties who disclose such information in violation of any confidentiality agreements or obligations, including, without limitation, any subscription or other similar agreement entered into with the Company). The Company shall, by 5:30 p.m. Eastern time on the fourth Trading Day immediately following the date hereof, issue a Current Report on Form 6-K, disclosing the material terms of the transactions contemplated hereby, and shall attach forms of the Subscription Agreement and Warrant (collectively, the Transaction Documents thereto.

1.23 The Subscriber understands, acknowledges and agrees with the Company that: (a) the Company has engaged, consented to and authorized certain agents to act as placement agents (each a “Placement Agent” and collectively, the “Placement Agents”) in connection with the transactions contemplated by this Agreement, (b) the Company shall pay each Placement Agent a commission and may reimburse each Placement Agent’s expenses and the Company shall indemnify and hold harmless the Subscriber from and against all fees, commissions or other payments owing by the Company to the Placement Agents or any other person or firm acting on behalf of the Company hereunder and (c) registered representatives of the Placement Agents and/or their designees (including, without limitation, registered representatives of the Placement Agents and/or their designees who participate in the Offering and sale of the Securities) will be paid a portion of the commissions paid to the applicable Placement Agent; (d) the Company may terminate the Offering or reject any subscription at any time in its sole discretion and the execution of this Agreement by the Subscriber or solicitation of the investment contemplated hereby shall create no obligation on the part of the Company or any Placement Agent to accept any subscription or complete the Offering; (e) no federal, provincial or state agency or authority has made any finding or determination as to the accuracy or adequacy of the Offering documents or as to the fairness of the terms of the Offering nor any recommendation or endorsement of the Securities (any representation to the contrary is a criminal offense); and (f) in making an investment decision, the Subscriber must rely on its own examination of the Company and the terms of the Offering, including the merits and risks involved.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In the event that the Company accepts the Subscriber’s subscription of Units hereunder, the Company hereby represents and warrants to the Subscriber that:

2.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of Canada and has full corporate power and authority to own, lease and operate its property and assets, and to conduct its business as now conducted.

2.2 Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth in Filings (as defined in Section 2.6) hereto, and all issued and outstanding shares of the Company are validly issued, fully paid and non-assessable. As of December 31, 2005, except as set forth in the Filings, there are no outstanding options, warrants, agreements, convertible securities, preemptive rights or other rights to subscribe for or to purchase any shares in the capital stock of the Company. Except as required by law, there are no restrictions upon the voting or transfer of any of the shares in the capital stock of the Company pursuant to the Company’s articles of amalgamation as amended to date or any agreement or other instruments to which the Company is a party or by which the Company is bound.

2.3 Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company and its directors necessary for the (i) authorization execution, delivery and performance of this Agreement by the Company; and (ii) authorization, sale, issuance and delivery of the Units contemplated hereby and the performance of the Company’s obligations hereunder has been taken or will be prior to Closing (as defined in Section 3.3). This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Units, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable. The Company shall, at all times when any Warrants comprising part of the Units remain outstanding, have authorized and reserved for issuance a sufficient number of Common Shares to provide for the due exercise of the Warrants comprising part of the Units pursuant to their terms. Upon any due exercise of the Warrants comprising any Units in accordance with their terms and the issuance and delivery of the Additional Shares issuable upon the exercise thereof, such Additional Shares will be validly issued, fully paid and non-assessable and, subject to the expiry of the applicable hold period and the satisfaction of the requirements of National Instrument 45-102, the resale of such Additional Shares in Ontario will be exempt from the registration and prospectus requirements of applicable Ontario securities laws. The issuance and sale of the Units contemplated hereby and the issuance and sale of the Additional Shares when issued pursuant to the terms of the Warrants, will not give rise to any preemptive rights or rights of first refusal on behalf of any person which have not been waived in connection with this Offering.

2.4 No Conflict; Governmental Consents.

(a) The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby will not result in the violation of any material law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, or of any provision of the articles of amalgamation, as amended, of the Company, and will not conflict with, or result in a material breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the Company is a party or by which it is bound or to which any of its properties or assets is subject, nor result in the creation or imposition of any lien or encumbrance upon any of the properties or assets of the Company.

(b) No consent, approval, authorization or other order of any governmental authority is required to be obtained by the Company in connection with the authorization, execution and delivery of this Agreement or with the authorization, issue and sale of the Units or the Underlying Securities, except such consents and filings as may be required to be made with or obtained from the SEC, NASD, the AMEX, the TSX and with any state or foreign blue sky or other securities regulatory authority and any Canadian securities regulatory authority, all of which filings or consents have been or will be timely made or obtained.

2.5 Litigation. The Company knows of no pending or threatened legal or governmental proceedings against the Company which, individually or in the aggregate, could (a) have a material adverse effect on the business, assets, financial condition, prospects or results of operations or assets of the Company (collectively, the “Business”) or (b) impair in any material respect the Company’s ability to enter into perform on a timely basis its obligations under this Agreement (any such effect referred to as a “Material Adverse Effect”). The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which could reasonably be expected to have a Material Adverese Effect. There is no action, suit, proceeding or investigation by the Company currently pending in any court or before any arbitrator or that the Company intends to initiate.

2.6 US Public Filings. The Company has filed or furnished in a timely manner all reports and other information required to be filed (“Filings”) with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). On their respective dates of filing or furnishing, the Filings complied in all material respects with the requirements of the Exchange Act, and the published rules and regulations of the SEC promulgated thereunder. On their respective dates of filing or furnishing, the Filings did not include any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and all financial statements contained in the Filings fairly present the financial position of the Company on the dates of such statements and the results of operations for the periods covered thereby in accordance with generally accepted accounting principles consistently applied throughout the periods involved and prior periods, except as otherwise indicated in the notes to such financial statements.

2.7 Absence of Changes. Since the date as of which information is given in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, except as set forth in the Filings (including Form 6-K furnished to the SEC) of the Company with the SEC pursuant to the Exchange Act, there has not been (i) any material adverse change in the Business, (ii) any transaction that is material to the Company, (iii) any obligation, direct or contingent, that is material to the Company, incurred by the Company or any of its subsidiaries, (iv) any change in the outstanding indebtedness of the Company and its subsidiaries (taken as a whole) that is material to the Company or the Business, (v) any dividend declared, paid or made on the capital stock of the Company, or (vi) any loss or damage (whether or not insured) to the property of the Company or any Subsidiary which has been sustained which in the case of this clause (vi), individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

2.8 Reporting Issuer in Canada. The Company is a reporting issuer or the equivalent thereof in each of the provinces of Canada where such concept exists and is not in default of any requirement under applicable securities legislation, statutes, regulations, and published policies and rules of Canadian provincial securities and TSX regulations, and, in particular, without limiting the generality of the foregoing, the Company is in compliance with its obligations to make timely disclosure of all material changes relating to it under such laws, no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed. No securities commission or regulatory authority in any of the provinces of Canada has issued any order preventing or suspending trading of any securities of the Company.

2.9 Listing. The Common Shares of the Company outstanding as of March 31, 2006 are listed on the AMEX and the TSX. The Company has not received any notification: (i) that the SEC or the AMEX is contemplating the termination of such AMEX listing; or (ii) that any securities commission or regulatory authority in any of the provinces of Canada or the TSX is contemplating the termination of such TSX listing. On Closing, the Common Shares issued hereunder and the Additional Shares will have been conditionally approved for listing on the AMEX and the TSX, subject only to the satisfaction of customary deliverable after Closing, which the Company will perform in a timely fashion. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of its Common Shares on the AMEX and the TSX.

2.10 No General Solicitation. Neither the Company nor, to its knowledge, any person acting on its behalf has offered or sold or will offer or sell the Units or the Additional Shares by any form of general solicitation or general advertising, including, but not limited to, the following:

(a) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; and

(b) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

2.11 Investment Company. The Company is not an “investment company” within the meaning of such term under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

2.12 Disclosure. The representations and warranties made by the Company in this Agreement and the Filings when read together do not contain any untrue statement of a material fact and do not omit to state a material fact necessary to make the statements herein as a whole not misleading.

III. TERMS OF SUBSCRIPTION

3.1 The Company shall have received subscriptions for Units, which together with this subscription, will result in aggregate gross proceeds to the Company of no less than $6,500,000.

3.2 The Company will conduct the closing of the purchase and sale of Units at the time and place of its choice (the “Closing”) whereupon:

(a) the Subscriber shall deliver to the Company, if not previously delivered: (i) this duly completed and executed Agreement; and (ii) wire transfer as directed by the Company for the Purchase Price (collectively, the “Subscriber Deliverables”); and

(b) the Company will deliver to the Subscriber a copy of this Agreement duly executed by the Company and opinions of the Company’s counsel in substantially the form attached hereto as Exhibit X; and

(c) within five (5) business days after the Closing Date, the Company will deliver to the Subscriber (i) a certificate registered in the name of the Subscriber (or as directed by it) duly executed and delivered by the Company, representing the number of Common Shares forming part of the Units that the Subscriber has agreed to purchase hereunder and (ii) a certificate registered in the name of the Subscriber (or as directed by it) duly executed and delivered by the Company, representing the Warrants forming part of the Units that the Subscriber has agreed to purchase hereunder, in each case free and clear of all liens, security interests, claims and encumbrances (and in this regard the Subscriber hereby authorizes and directs the Company to deliver the certificates representing the Common Shares and Warrants comprising the Units purchased by the Subscriber pursuant to this Agreement to the residential or business address indicated on the signature page hereto).

IV. CONDITIONS TO CLOSING

4.1 The Subscriber’s obligation to purchase the Units at the Closing is subject to the fulfillment of certain conditions, which conditions may be waived at the option of the Subscriber to the extent permitted by law, as follows:

(a) Representations and Warranties Correct. The representations and warranties made by the Company in Article II hereof shall be true and correct in all material respects as at the Closing Date.

(b) Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.

(c) No Legal Order Pending. There shall not then be in effect any legal or other order enjoining or restraining the transactions contemplated by this Agreement.

(d) No Law Prohibiting or Restricting Such Sale. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale or requiring any consent or approval of any person (including the TSX and the AMEX), which shall not have been obtained, to issue the Securities (except as otherwise provided in this Agreement).

(e) Company Deliverables. The Company shall have delivered to the Subscriber a copy of this Agreement duly executed by the Company.

(f) Minimum Raise. The Company shall have received subscriptions for Units, which together with this subscription, will result in aggregate gross proceeds to the Company of no less than $6,500,000.

4.2 The Company’s obligation to sell the Units at the Closing is subject to the fulfillment of certain conditions, which conditions may be waived at the option of the Company to the extent permitted by law, as follows:

(a) Representations and Warranties Correct. The representations and warranties made by the Subscriber in Article I hereof shall be true and correct in all material respects.

(b) Payment of Purchase Price. The Subscriber shall have delivered to the Escrow Agent the Purchase Price for the Units purchased by it pursuant to Section 3.3 and the Escrow Agent shall have paid to the Company the amounts to be paid under Sections 3.2(b).

(c) No Legal Order Pending. There shall not then be in effect any legal or other order enjoining or restraining the transactions contemplated by this Agreement.

(d) No Law Prohibiting or Restricting Such Sale. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale or requiring any consent or approval of any person, which shall not have been obtained, to issue the Securities (except as otherwise provided in this Agreement).

(e) Subscriber Deliverables. The Subscriber shall have delivered to the Company all Subscriber Deliverables.

V. COVENANTS

5.1 No Trading. The Subscriber covenants and agrees that it will not: (a) purchase, sell, short, or engage in any securities transactions relating to the Securities whatsoever (or advise any others to do so) while in possession of material non-public information regarding the Company, including that it is contemplating the Offering or any Subsequent Offering; or (b) engage in any short sale of the Securities from the date hereof until the earlier of the Effective Date (as defined in Section 5.2(a)(ii) below) or the 90th day after the Filing Deadline.

5.2 Registration of the Common Shares; Compliance with the Act.

(a) Registration Procedures and Other Matters. The Company shall:

(i) subject to receipt of the information from the Subscriber contained in Exhibit Y hereto, after prompt request from the Company to the Subscriber to provide such information, within thirty (30) days of the Closing Date (the “Filing Deadline”), prepare and file with the SEC a registration statement on Form F-3, Form F-1 or Form F-10 or other applicable form (the “Registration Statement”) to enable the resale of the Common Shares and the Additional Common Shares (referred to together, for the purposes of this Article V only, as the “Common Shares”) by the Subscriber from time to time through any quotation system on which the Common Shares are quoted or listed, if applicable, or in privately-negotiated transactions and in accordance with the Plan of Distribution attached hereto as Exhibit Z;

(ii) use its best efforts, subject to receipt of necessary information from the Subscriber after prompt request from the Company to the Subscriber to provide such information (provided that failure on the part of any one Subscriber under the Offering shall not relieve the Company from its obligation to use best efforts with respect to complying Subscribers), to cause the Registration Statement to become effective on or before the date that is 90 days after the date of filing of such Registration Statement; the date the Registration Statement is initially declared effective by the SEC is referred to herein as the “Effective Date”; such efforts to include, without limiting the generality of the foregoing, preparing and filing with the SEC in such period any financial statements that are required to be filed prior to the effectiveness of such Registration Statement; and, in the event that the filing referred to in Section 5.2(a)(i) above is on a form other than Form F-3, the Company shall use its best efforts, subject to receipt of necessary information from the Subscriber after prompt request from the Company to the Subscriber to provide such information, to prepare and file with the SEC, within 10 days after the Company first becomes eligible to file a registration statement on Form F-3, a registration statement on Form F-3 (the “F-3 Registration Statement”) to enable the resale of the Common Shares by the Subscriber from time to time through any quotation system on which the Common Shares are quoted or listed or in privately-negotiated transactions; and to use its best efforts to cause the F-3 Registration Statement to become effective as soon as practicable thereafter, such efforts to include, without limiting the generality of the foregoing, preparing and filing with the SEC as promptly as practicable any financial statements that are required to be filed prior to the effectiveness of such F-3 Registration Statement (the term “Registration Statement” shall mean the F-1 Registration Statement until the F-3 Registration Statement is declared effective by the SEC, after which time it shall mean the F-3 Registration Statement);

(iii) use its best efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement current, effective and free from any material misstatement or omission to state a material fact for a period not exceeding, with respect to the Subscriber’s Shares, the earlier of: (x) the second anniversary of the Effective Date; and (y) the date on which each Subscriber may sell all Common Shares then held by the Subscriber without restriction by the volume limitations of Rule 144(e) of the Act;

(iv) furnish to the Subscriber with respect to the Common Shares registered under the Registration Statement such number of copies of the Registration Statement, Prospectuses and Preliminary Prospectuses in conformity with the requirements of the Act and such other documents as the Subscriber may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Common Shares by the Subscriber;

(v) file documents required of the Company for blue sky clearance in states specified in writing by any Subscriber and use its best efforts to maintain such blue sky qualifications during the period the Company is required to maintain the effectiveness of the Registration Statement pursuant to Section 5.2(a)(iii); provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented; and

(vi) advise the Subscriber, promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation or threat of any proceeding for that purpose; and it will promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued.

Failure to file the Registration Statement within the Filing Deadline shall result in liquidated damages being payable to the Subscriber in an amount of one (1) percent of the Purchase Price per month to a maximum of ten (10) percent of the Purchase Price.

The Company understands that the Subscriber disclaims being an underwriter, but if the Subscriber is deemed an underwriter by the SEC, that event shall not relieve the Company of any obligations it has hereunder; provided, however that if the Company receives notification from the SEC that the Subscriber is deemed an underwriter, then the period by which the Company is obligated to submit an acceleration request to the SEC shall be extended to the earlier of (x) the 90th day after such SEC notification, or (y) 120 days after the initial filing of the Registration Statement with the SEC.

Within five (5) business days of the Effective Date, the Company shall advise its transfer agent that the Common Shares are subject to an effective registration statement and can be reissued free of restrictive legend upon notice of a sale by the Subscriber and confirmation by such Subscriber that it has complied with the prospectus delivery requirements, provided that the Company has not advised the transfer agent orally or in writing that the registration statement has been suspended; provided, however, in the event the Company’s transfer agent requires an opinion of counsel to the Company for an such reissuance, within three (3) business days of any such request for an opinion by the transfer agent, the Company shall cause its counsel to issue a blanket opinion to the transfer agent stating the foregoing.

(b) Transfer of Common Shares After Registration; Suspension.

(i) The Subscriber, severally and not jointly, agrees that it will not effect any disposition of the Common Shares or its right to purchase the Common Shares that would constitute a sale within the meaning of the Act except as contemplated in the Registration Statement referred to in Section 5.2(a) and as described below or as otherwise permitted by law, and that it will promptly notify the Company of any material changes in the information set forth in the Registration Statement regarding the Subscriber or its plan of distribution.

(ii) Except in the event that paragraph (iii) below applies, the Company shall (x) if deemed necessary by the Company, prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Common Shares being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (y) provide the Subscriber copies of any documents filed pursuant to Section 5.2(b)(ii)(x); and (z) inform the Subscriber that the Company has complied with its obligations in Section 5.2(b)(ii)(x) (or that, if the Company has filed a post-effective amendment to the Registration Statement which has not yet been declared effective, the Company will notify the Subscriber to that effect, will use its best efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify the Subscriber pursuant to Section 5.2(b)(ii)(x) hereof when the amendment has become effective).

(iii) Subject to paragraph (iv) below, in the event (w) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related Prospectus or for additional information; (x) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (y) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Common Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (z) of any event or circumstance which, upon the advice of its counsel, necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; then the Company shall deliver a notice in writing to the Subscriber (the “Suspension Notice”) to the effect of the foregoing and, upon receipt of such Suspension Notice, the Subscriber will refrain from selling any Common Shares pursuant to the Registration Statement (a “Suspension”) until the Subscriber’s receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until it is advised in writing by the Company that the current Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus. In the event of any Suspension, the Company will use its best efforts to cause the use of the Prospectus so suspended to be resumed as soon as reasonably practicable within 20 business days after the delivery of a Suspension Notice to the Subscriber.

(iv) Provided that a Suspension is not then in effect, the Subscriber may sell Common Shares under the Registration Statement, provided that it arranges for delivery of a current Prospectus to the transferee of such Common Shares in compliance with applicable law. Upon receipt of a request therefor, the Company has agreed to provide an adequate number of current Prospectuses to the Subscriber and to supply copies to any other parties requiring such Prospectuses.

(v) In the event of a sale of Common Shares by the Subscriber pursuant to the Registration Statement, the Subscriber must also deliver to the Company’s transfer agent, with a copy to the Company, a Certificate of Subsequent Sale substantially in the form attached hereto as Schedule “D”, so that the Common Shares may be properly transferred.

(c) Indemnification. For the purpose of this Section 5.2(c):

(i) the term “Selling Stockholder” shall include the Subscriber and any affiliate of such Subscriber;

(ii) the term “Registration Statement” shall include the Prospectus in the form first filed with the SEC pursuant to Rule 424(b) of the Act or filed as part of the Registration Statement at the time of effectiveness if no Rule 424(b) filing is required, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 5.2(a); and

(iii) the term “untrue statement” shall include any untrue statement or alleged untrue statement, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(A) The Company agrees to indemnify and hold harmless each Selling Stockholder from and against any losses, claims, damages or liabilities to which such Selling Stockholder may become subject (under the Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (x) any failure to comply with the covenants and agreements of the Company contained in this Section 5.2, (y) any untrue statement of a material fact contained in the Registration Statement as amended at the time of effectiveness or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (z) any failure by the Company to fulfill any undertaking included in the Registration Statement as amended at the time of effectiveness, and the Company will reimburse such Selling Stockholder for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim, or preparing to defend any such action, proceeding or claim, provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement made in such Registration Statement or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder specifically for use in preparation of the Registration Statement or the failure of such Selling Stockholder to comply with its covenants and agreements contained in Section 5.2 hereof respecting sale of the Common Shares or any statement or omission in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Selling Stockholder prior to the pertinent sale or sales by the Selling Stockholder. The Company shall reimburse each Selling Stockholder for the amounts provided for herein on demand as such expenses are incurred.

(B) The Subscriber agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (x) any failure by the Subscriber to comply with its covenants and agreements contained in Section 5.2 hereof respecting sale of the Securities, or (y) any untrue statement of a material fact contained in the Registration Statement or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, if such untrue statement or omission was made in reliance upon and in conformity with written information furnished by or on behalf of such Subscriber specifically for use in preparation of the Registration Statement, and such Subscriber will reimburse the Company (or such officer, director or controlling person), as the case may be, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided that such Subscriber’s obligation to indemnify the Company shall be limited to the net amount received by such Subscriber from the sale of the Common Shares giving rise to such obligation.

(C) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 5.2(c), such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying person will not relieve it from any liability which it may have to any indemnified person under this Section 5.2(c) (except to the extent that such omission materially and adversely affects the indemnifying person’s ability to defend such action) or from any liability otherwise than under this Section 5.2(c). Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified person promptly after receiving the aforesaid notice from such indemnified person, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof, provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the reasonable expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement; provided that such consent shall not be unreasonably withheld. No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.

(D) If the indemnification provided for in this Section 5.2(c) is unavailable to or insufficient to hold harmless an indemnified person under subsection (A) or (B) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying person shall contribute to the amount paid or payable by such indemnified person as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the applicable Subscriber, as well as any other Selling Stockholders under such registration statement on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or the Subscriber or other Selling Stockholder on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Company and the Subscriber, severally but not jointly, agree that it would not be just and equitable if contribution pursuant to this subsection (D) were determined by pro rata allocation (even if the Subscriber and other Selling Stockholders were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (D). The amount paid or payable by an indemnified person as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (D) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (D), the Subscriber shall not be required to contribute any amount in excess of the amount by which the net amount received by such Subscriber from the sale of the Common Shares to which such loss relates exceeds the amount of any damages which such Subscriber has otherwise been required to pay by reason of such untrue statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Subscriber’s obligations in this subsection to contribute shall be in proportion to its sale of Common Shares to which such loss relates and shall not be joint with any other Selling Stockholders.

(E) The parties to this Agreement hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 5.2(c), and are fully informed regarding said provisions. They further acknowledge that the provisions of this Section 5.2(c) fairly allocate the risks in light of the ability of the parties to investigate the Company and its business in order to assure that adequate disclosure is made in the Registration Statement as required by the Act and the Exchange Act. The parties are advised that federal or state public policy as interpreted by the courts in certain jurisdictions may be contrary to certain of the provisions of this Section 5.2(c), and the parties hereto hereby expressly waive and relinquish any right or ability to assert such public policy as a defense to a claim under this Section 5.2(c) and further agree not to attempt to assert any such defense.

(d) Termination of Conditions and Obligations. The conditions precedent imposed by Section 5.3 or this Section 5.2 upon the transferability of the Common Shares shall cease and terminate as to any particular number of the Common Shares when such Common Shares shall have been effectively registered under the Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement covering such Common Shares, at the time such Common Shares are eligible for sale without restriction by the volume limitations of Rule 144(e) (and the Subscriber provides the Company with such reasonable and appropriate customary representations as may be reasonably requested by the Company) or at such time as an opinion of counsel reasonably satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Act.

(e) Information Available. So long as the Registration Statement is effective covering the resale of Common Shares owned by the Subscriber, the Company will furnish to such Subscriber, upon the reasonable request of the Subscriber, an adequate number of copies of the Prospectuses to supply to any other party requiring such Prospectuses; and upon the reasonable request of such Subscriber, the Chief Executive Officer, the General Counsel or the Chief Financial Officer of the Company (or an appropriate designee thereof) will meet with such Subscriber or a representative thereof at the Company’s headquarters to discuss all information relevant for disclosure in the Registration Statement covering the Common Shares and will otherwise cooperate with the Subscriber conducting an investigation for the purpose of reducing or eliminating such Subscriber’s exposure to liability under the Act, including the reasonable production of information at the Company’s headquarters; provided, that the Company shall not be required to disclose any confidential information to or meet at its headquarters with the Subscriber until and unless the Subscriber shall have entered into a confidentiality agreement in form and substance reasonably satisfactory to the Company with the Company with respect thereto.

(f) Expenses. All expenses of registration (exclusive of underwriting discounts and commissions) will be borne by the Company.

5.3 Rule 144. The Company covenants that it will timely file the reports required to be filed by it under the Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of the

Subscriber holding Common Shares purchased hereunder made after the first anniversary of the Closing Date, make publicly available such information as necessary to permit sales pursuant to Rule 144 under the Act), and it will take such further action as any such Subscriber may reasonably request, all to the extent required from time to time to enable such Subscriber to sell Common Shares purchased hereunder without registration under the Act within the limitation of the exemptions provided by (a) Rule 144 under the Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon request, the Company will provide to the Subscriber written certification of its compliance with the provisions of this Section 5.3.

5.4 Subsequent Private Placements.

(A) Most Favored Nation.

(a) In the event that the Company issues and sells additional securities (the “Additional Securities”) for cash consideration on a private placement basis within twelve (12) months of the Closing Date (a “Subsequent Offering”), then, subject to any regulatory restrictions:

(i) the Company shall notify the Subscriber of such Subsequent Offering;

(ii) the Subscriber may elect, at its sole discretion, by written notice to the Company (the “Election Notice”) delivered within fifteen (15) business days of the receipt of notice by the Company under Section 5.4(a)(i) above, to exchange some or all of the Units purchased hereunder for that number of Additional Securities set forth in Section 5.4(a)(iii) below;

(iii) the number of Additional Securities to be delivered under this Section 5.4 shall be such number of Additional Securities that the Subscriber would have received had they purchased such Additional Securities for the aggregate Offering Price of the Units being surrendered (subject to appropriate adjustment in the event of any stock split, stock dividend, recapitalization or the like by the Company), where the effective price of such Additional Securities being purchased is the greater of: (A) price at which such Additional Securities were offered and sold under the Subsequent Offering and (B) the applicable maximum permitted discount set out in Section 607(e) of the TSX Company Manual calculated as at the date of this Agreement;

(iv) the Subscriber shall deliver to the Company all certificates evidencing the Common Shares and Warrants making up the Units being surrendered; and

(v) upon receipt of the Election Notice and the surrendered certificates, the Company shall promptly issue to the Subscriber new certificates for such Additional Securities.

(b) To the extent that shareholder approval is required to give effect to an exchange for Additional Securities under Section 5.4(a), the Company will use its best efforts to obtain such shareholder approval and will secure agreements to vote to approve such exchange from the holders of not less than twenty-five (25) percent of the Company’s then issued and outstanding shares.

(c) For greater certainty, the rights and obligations of the Subscriber and the Company under Section 5.4(a) shall only apply in respect of the first Subsequent

Offering undertaken by the Company in such twelve (12) month period and shall terminate following such offering whether or not the Subscriber elects to exchange any or all of its Units in accordance therewith.

(d) For greater certainty, a Subsequent Offering shall not include the issuance and sale of:

(i) any securities to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to or in connection with stock purchase or stock option plans or other arrangements that are approved by the Board of Directors;

(ii) any securities pursuant to any rights or agreements, options, warrants or convertible securities outstanding as of the date of this Agreement; and securities pursuant to any such rights or agreements granted after the date of this Agreement, so long as the rights established by this Section 5.4 were complied with or were inapplicable to such rights or agreements;

(iii) any securities for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination approved by the Board of Directors;

(iv) any securities issued in connection with any equipment lease or strategic transaction, including any preferred service provider arrangement, approved by the Board of Directors;

(v) any securities issued in connection with any stock split, stock dividend or recapitalization by the Company; and

(vi) any securities that are issued by the Company pursuant to a registration statement filed under the Securities Act or prospectus filed under the Canadian securities laws.

(B) Right of Participation.

In addition to and not in place of the rights of the Subscriber under Section 5.4(A), in the event of a Subsequent Offering, each Subscriber shall have the right to purchase up to an amount of the Subsequent Offering equal to 50% of the Subsequent Offering (the “Participation Maximum”) on the same terms, conditions and price provided for in the Subsequent Offering. The Participation Maximum may be adjusted by the Company if and to the extent required to avoid shareholder approval or receive regulatory approval of a Subsequent Offering.

At least 5 Trading Days prior to the anticipated closing of the Subsequent Offering, the Company shall deliver to each Subscriber a written notice of its intention to effect a Subsequent Offering (“Pre-Notice”), which Pre-Notice shall ask such Subscriber if it wants to review the details of such financing (such additional notice, a “Subsequent Offering Notice”). Upon the request of a Subscriber, and only upon a request by such Subscriber, for a Subsequent Offering Notice, the Company shall promptly, but no later than 1 Trading Day after such request, deliver a Subsequent Offering Notice to such Subscriber. The Subsequent Offering Notice shall describe in reasonable detail the proposed terms of such Subsequent Offering, the amount of proceeds intended to be raised thereunder, the Person or Persons through or with whom such Subsequent Offering is proposed to be effected, and attached to which shall be a term sheet, definitive documents or similar documents relating thereto.

Any Subscriber desiring to participate in such Subsequent Offering must provide written notice to the Company by not later than 5:30 p.m. (New York City time) on the 5th Trading Day after receiving the Pre-Notice that the Subscriber is willing to participate in the Subsequent Offering, the amount of the Subscriber’s participation, and that the Subscriber has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Offering Notice. If the Company receives no notice from a Subscriber as of such 5th Trading Day, such Subscriber shall be deemed to have notified the Company that it does not elect to participate. If the Company receives such written notice from a Subscriber, the Subscriber must be willing and able to close by no later than 5:30 p.m. (New York City time) on the 7th Trading Day after receiving the Pre-Notice.

If by 5:30 p.m. (New York City time) on the 5th Trading Day after receiving the Pre-Notice, the Company receives responses to a Subsequent Offering Notice from Subscribers seeking to purchase more than the aggregate amount of the Participation Maximum, each such Subscriber shall have the right to purchase their Pro Rata Portion (as defined below) of the Participation Maximum. “Pro Rata Portion” is the ratio of (x) the Purchase Price of a Subscriber participating under this Section 5.4(B) and (y) the aggregate Purchase Price of all Subscribers participating under this Section 5.4(B).

Any time after 5:30 p.m. (New York City time) on the 5th Trading Day after receiving the Pre-Notice, the Company may sell the remaining portion of such Subsequent Offering to other investors on the terms set forth in the Subsequent Offering Notice.

The Company must provide the Subscriber with a second Subsequent Offering Notice, and the Subscriber will again have the right of participation set forth above in this Section 5.4(B), if the Subsequent Offering subject to the initial Subsequent Offering Notice is not consummated for any reason on the terms set forth in such Subsequent Offering Notice within 60 Trading Days after the date of the initial Subsequent Offering Notice.

VI. MISCELLANEOUS

6.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, or delivered by hand against written receipt therefor, addressed as follows:

if to the Company, to it at:

Adherex Technologies Inc.

4620 Creekstone Drive, Suite 200

Durham, NC 27703

Attention: Scott Murray, Vice President, General Counsel and Corporate Secretary

if to the Subscriber, to the Subscriber’s address indicated on the signature page of this Agreement.

Notices shall be deemed to have been given or delivered on the date of mailing, except notices of change of address, which shall be deemed to have been given or delivered when received.

6.2 Except as otherwise provided herein, this Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

6.3 This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

6.4 Upon the execution and delivery of this Agreement by the Subscriber, this Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Units as herein provided, subject, however, to the right hereby reserved by the Company to enter into the same agreements with other purchasers and to add and/or delete other persons as purchasers. The Company shall be entitled to rely on delivery of a facsimile copy of this executed Agreement, and acceptance by the Company of such facsimile shall be legally effective to create a valid and binding agreement between the Subscriber and the Company in accordance with the terms hereof.

6.5 All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

6.6 In order to discourage frivolous claims the parties agree that unless a claimant in any proceeding arising out of this Agreement succeeds in establishing his claim and recovering a judgment against another party (regardless of whether such claimant succeeds against one of the other parties to the action), then the other party shall be entitled to recover from such claimant all of its/their reasonable legal costs and expenses relating to such proceeding and/or incurred in preparation therefor.

6.7 The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect. If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, such provision shall be interpreted so as to remain enforceable to the maximum extent permissible consistent with applicable law and the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent they are valid, legal and enforceable, and no provisions shall be deemed dependent upon any other covenant or provision unless so expressed herein.

6.8 It is agreed that a waiver by either party of a breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

6.9 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

6.10 This Agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

6.11 Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement.

6.12 The Subscriber hereby acknowledges and agrees that it shall bear all costs and expenses incurred by it (including any fees and disbursements of any special counsel retained by it) relating to the sale of the Units to the Subscriber.

VII. CONFIDENTIAL INVESTOR QUESTIONNAIRE

7.1 The Subscriber represents and warrants that he, she or it comes within at least one category marked below, and that for any category marked, he, she or it has truthfully set forth, where applicable, the factual basis or reason the Subscriber comes within that category. ALL INFORMATION IN RESPONSE TO THIS SECTION WILL BE KEPT STRICTLY CONFIDENTIAL. The undersigned agrees to furnish any additional information which the Company deems necessary in order to verify the answers set forth below.

Category A	The undersigned is an individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with his or her spouse, presently exceeds $1,000,000.

Explanation. In calculating net worth you may include equity in personal property and real estate, including your principal residence, cash, short-term investments, stock and securities. Equity in personal property and real estate should be based on the fair market value of such property less debt secured by such property.

Category B	The undersigned is an individual (not a partnership, corporation, etc.) who had an income in excess of $200,000 in each of the two most recent years, or joint income with his or her spouse in excess of $300,000 in each of those years (in each case including foreign income, tax exempt income and full amount of capital gains and losses but excluding any income of other family members and any unrealized capital appreciation) and has a reasonable expectation of reaching the same income level in the current year.

Category C	The undersigned is a director or executive officer of the Company which is issuing and selling the Units.

Category D	The undersigned is a bank, as defined in Section 3(a)(2) of the Act; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act,

whether acting in its individual or fiduciary capacity; any insurance company as defined in Section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company (“SBIC”) licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (describe entity).

Category E	The undersigned is a private business development company as defined in section 202(a)(22) of the Investment Advisors Act of 1940. (describe entity)

Category F	The undersigned is either a corporation, partnership, Massachusetts business trust, or non-profit organization within the meaning of Section 501(c)(3) of the Internal Revenue Code, in each case not formed for the specific purpose of acquiring the Units and with total assets in excess of $5,000,000. (describe entity)

Category G	The undersigned is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Units, where the purchase is directed by a “sophisticated investor“ as defined in Regulation 506(b)(2)(ii) under the Act.

Category H	The undersigned is an entity (other than a trust) in which all of the equity owners are “accredited investors” within one or more of the above categories. If relying upon this Category alone, each equity owner must complete a separate copy of this Agreement. (describe entity)

The undersigned agrees that the undersigned will notify the Company at any time on or prior to the Closing Date, in the event that the representations and warranties in this Agreement shall cease to be true, accurate and complete.

7.2 SUITABILITY (please answer each question)

(a)	For an individual Subscriber, please describe your current employment, including the company by which you are employed and its principal business:

______________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________

(b)	For an individual Subscriber, please describe any college or graduate degrees held by you:

______________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________

(c)	For all Subscribers, please list types of prior investments:

______________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________

(d)	For all Subscribers, please state whether you have you participated in other private placements before:

YES	NO

(e)	If your answer to question (d) above was “YES”, please indicate frequency of such prior participation in private placements of:

	Public Companies	Private Companies	Public or Private Biotechnology Companies
Frequently	_______________	_______________	_________________
Occasionally	_______________	_______________	_________________
Never	_______________	_______________	_________________

(f)	For individual Subscribers, do you expect your current level of income to significantly decrease in the foreseeable future:

YES	NO

(g)	For trust, corporate, partnership and other institutional Subscribers, do you expect your total assets to significantly decrease in the foreseeable future:

YES	NO

(h)	For all Subscribers, do you have any other investments or contingent liabilities which you reasonably anticipate could cause you to need sudden cash requirements in excess of cash readily available to you:

YES	NO

(i)	For all Subscribers, are you familiar with the risk aspects and the non-liquidity of investments such as the securities for which you seek to purchase?

YES	NO

(j)	For all Subscribers, do you understand that there is no guarantee of financial return on this investment and that you run the risk of losing your entire investment?

YES	NO

7.3 MANNER IN WHICH TITLE IS TO BE HELD. (circle one)

(a)	Individual Ownership

(b)	Community Property

(c)	Joint Tenant with Right of Survivorship (both parties must sign)

(d)	Partnership*

(e)	Tenants in Common

(f)	Company*

(g)	Trust*

(h)	Other

*	If Units are being purchased for by an entity, a Certificate of Signatory must also be completed.

7.4 NASD AFFILIATION.

Are you affiliated or associated with an NASD member firm (please check one):

YES	NO

If Yes, please describe:

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

*	If Subscriber is a Registered Representative with an NASD member firm, have the following acknowledgment signed by the appropriate party:

The undersigned NASD member firm acknowledges receipt of the notice required by Article 3, Sections 28(a) and (b) of the Rules of Fair Practice.

Name of NASD Member Firm

By:
Authorized Officer

Date:

7.5 The undersigned is informed of the significance to the Company of the foregoing representations and answers contained in the Confidential Investor Questionnaire contained in this Article VII and such answers have been provided under the assumption that the Company will rely on them.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

US DOLLAR AMOUNT OF UNITS PURCHASED = US$            (“Purchase Price”)

NO OF UNITS PURCHASED:

Signature	Signature (if purchasing jointly)

Name Typed or Printed	Name Typed or Printed

Entity Name	Entity Name

Address	Address

City, State and Zip Code	City, State and Zip Code

Telephone-Business	Telephone—Business

Telephone-Residence	Telephone—Residence

Facsimile-Business	Facsimile—Business

Facsimile-Residence	Facsimile—Residence

Tax ID # or Social Security #	Tax ID # or Social Security #

Name in which securities should be issued:

Dated: May 3, 2006

This Agreement is agreed to and accepted as of May 3, 2006

Adherex Technologies Inc.

By:
Name:
Title:

SCHEDULE “A”

FORM OF WARRANT

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AS SET FORTH IN THIS WARRANT. BY PURCHASING SUCH SECURITIES, THE HOLDER HEREOF AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE ACT, OR (B) IN ACCORDANCE WITH AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [            ].

WARRANT TO PURCHASE COMMON SHARES OF

ADHEREX TECHNOLOGIES INC.

(void after [            ])

No. War-[ ]	[ ]

THIS CERTIFIES THAT, for value received, [                        ] or registered assigns (the “Holder”), from and after the Commencement Date (as defined below), and subject to the terms and conditions herein set forth, is entitled to purchase from Adherex Technologies Inc., a Canadian corporation (the “Company”), at any time before 5:00 p.m. Ottawa, Ontario time on [            ] (the “Termination Date”), [            ] ([            ]) common shares in the capital of the Company (“Common Shares”), at a price per share equal to the Warrant Price (as defined below) upon exercise of this Warrant pursuant to Section 5 hereof. The number of Common Shares issuable pursuant to this Warrant (the “Warrant Shares”) is subject to adjustment under Section 2.

1. Definitions. As used in this Warrant, the following terms have the definitions ascribed to them below:

(a)	“Commencement Date” means [INSERT DATE THAT IS 6 MONTHS FROM ISSUANCE DATE].

(b)	“Issuance Date” means [ ].

(c)	“person” means any individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

(d)	“Warrant Price” means U.S.$ [ ] per share subject to adjustment under Section 2.

2. Adjustments and Notices. The Warrant Price and/or the Warrant Shares shall be subject to adjustment from time to time in accordance with this Section 2. The Warrant Price and/or the Warrant Shares shall be adjusted to reflect all of the following events that occur on or after the Issuance Date.

(a) Subdivision, Stock Dividends or Combinations. In case the Company shall at any time subdivide the outstanding Common Shares or shall issue a stock dividend with respect to the Common Shares, the Warrant Price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and the number of Warrant Shares for which this Warrant may be exercised immediately prior to such subdivision or the issuance of such dividend shall be proportionately increased. In case the Company shall at any time combine the outstanding Common Shares, the Warrant Price in effect immediately prior to such combination shall be proportionately increased, and the number of Warrant Shares for which this Warrant may be exercised immediately prior to such combination shall be proportionately decreased. In each of the foregoing cases, the adjustment shall be effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

(b) Reclassification, Exchange, Substitution, In-Kind Distribution. Upon any reclassification, exchange, substitution or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant or upon the payment of a dividend in securities or property other than Common Shares, the Holder shall be entitled to receive, upon exercise of this Warrant, the number and kind of securities and property that Holder would have received if this Warrant had been exercised immediately before the record date for such reclassification, exchange, substitution, or other event or immediately prior to the record date for such dividend. The Company or its successor shall promptly issue to Holder a new warrant for such new securities or other property. The new warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 2 including, without limitation, adjustments to the Warrant Price and to the number of securities or property issuable upon exercise or conversion of the new warrant. The provisions of this Section 2(b) shall similarly apply to successive reclassifications, exchanges, substitutions, or other events and successive dividends.

(c) Reorganization, Merger etc. In case of any merger or consolidation of the Company into or with another corporation where the Company is not the surviving corporation, or sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company, the Company, or such successor or purchasing corporation, as the case may be, shall, as a condition to closing any such reorganization, merger or sale, duly execute and deliver to the Holder hereof a new warrant so that the Holder shall have the right to receive, at a total purchase price not to exceed that payable upon the exercise or conversion of the unexercised portion of this Warrant, and in lieu of the Warrant Shares theretofore issuable upon exercise or conversion of this Warrant, the kind and amount of shares of stock, other securities, money and property that would have been receivable upon such reorganization, merger or sale by the Holder with respect to the Warrant Shares if this Warrant had been exercised immediately before the consummation of such transaction. Such new warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 2. The provisions of this subparagraph (c) shall similarly apply to successive transactions of the type described in this subparagraph (c).

(d) Certificate of Adjustment. In each case of an adjustment or readjustment of the Warrant Price, the Company, at its own expense, shall cause its chief financial officer (or other most senior financial officer at the time) to compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to the Holder. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based. No adjustment of the Warrant Price shall be required to be made unless it would result in an increase or decrease of at least U.S.$0.01, but any adjustments not made because of this sentence shall be carried forward and taken into account in any subsequent adjustment otherwise required hereunder.

(e) No Impairment. The Company shall not, by amendment of its charter, by-laws or other organizational documents, or through a reorganization, transfer of assets, consolidation, merger,

dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall subject to Section 8 at all times in good faith assist in carrying out all of the provisions of this Section 2 and in taking all such action as may be necessary or appropriate to protect the Holder’s rights under this Section 2 against impairment.

(f) Fractional Shares. No fractional shares shall be issuable upon exercise or conversion of the Warrant and the number of shares to be issued shall be rounded down to the nearest whole share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Company shall eliminate such fractional share interest by paying the Holder an amount computed by multiplying the fractional interest by the fair market value of a full share.

3. No Shareholder Rights. This Warrant, by itself, as distinguished from any shares purchased hereunder, shall not entitle the Holder to any of the rights of a shareholder of the Company.

4. Reservation of Shares. The Company will reserve from its authorized and unissued share capital a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of this Warrant. Issuance of this Warrant shall constitute full authority to the Company’s officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares issuable upon the exercise of this Warrant.

5. Exercise of Warrant. (a) This Warrant may be exercised by the Holder hereof, in whole or in part, at any time from and after the Commencement Date and prior to the Termination Date, at the election of the Holder hereof (with the notice of exercise substantially in the form attached hereto as Attachment 1 duly completed and executed for an exercise under this Section 5), by the surrender of this Warrant at the principal office of the Company or transfer agent and the payment to the Company, by certified or bank check, or by wire transfer to an account designated by the Company of an amount equal to the then applicable Warrant Price multiplied by the number of Warrant Shares then being purchased. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the Warrant Shares issuable upon such exercise shall be treated for all purposes as the holder of such shares of record as of the close of business on such date. As promptly as practicable after such date, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of full Warrant Shares issuable upon such exercise.

(b) If at any time after one year from the date of issuance of this Warrant there is no effective Registration Statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) =	the closing price on the the principal U.S. trading market for such shares) on the Trading Day immediately preceding the date of such election;

(B) =	the Exercise Price of this Warrant, as adjusted; and

(X) =	the number of Warrant Shares issuable upon exercise of this Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a cashless exercise.

6. Transfer of Warrant. This Warrant is issued upon the following terms respecting transferability, to which Holder consents and agrees:

(a) Until this Warrant is transferred on the books of the Company, the Company will, and shall be entitled to, treat the Holder of this Warrant registered as such on the books of the Company as the absolute owner hereof for all purposes without being affected by any notice to the contrary.

(b) This Warrant may not be exercised, and this Warrant and the Warrant Shares shall not be transferable, except in compliance with all applicable provincial, state and federal securities laws, regulations and orders, and with all other applicable laws, regulations and orders.

(c) Subject to clauses (b) and (d) of this Section 6, the Warrant may be transferred by the Holder completing and delivering to the Company a notice of transfer substantially in the form attached hereto as Attachment 2.

(d) The Warrant may not be transferred, and the Warrant Shares may not be transferred, to persons in the United States or to U.S. Persons (as that term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “US Securities Act”) without the Holder obtaining an opinion of legal counsel satisfactory in form and substance to the Company’s legal counsel stating that the proposed transaction will not result in a prohibited transaction under the US Securities Act, and all other applicable state and federal securities laws, regulations and orders. By accepting this Warrant, the Holder agrees to act in accordance with any conditions reasonably imposed on such transfer by such opinion of legal counsel.

(e) Neither the issuance of this Warrant nor the issuance of the Warrant Shares have been qualified by prospectus or registered under any Canadian provincial securities laws, the US Securities Act or any US state securities laws.

7. Covenants, Representations and Warranties. The Company hereby represents and warrants that it is authorized to create and issue the Warrants and covenants and agrees that it will cause the Common Shares from time to time subscribed for and purchased in the manner provided in this Warrant and the certificate or certificates representing such Common Shares to be issued and that, at all times prior to 5:00 p.m. (Ottawa, Ontario time) on the Termination Date, it will reserve and there will remain unissued a sufficient number of Common Shares to satisfy the right of purchase provided for in this Warrant. The Company hereby further covenants and agrees that it will at its expense expeditiously use its best efforts to obtain the listing of such Common Shares (subject to issue or notice of issue) on each stock exchange or over-the-counter market on which the Common Shares may be listed from time to time. All Common Shares which are issued upon the exercise of the right of purchase provided in this Warrant, upon payment therefor of the amount at which such Common Shares may be purchased pursuant to the provisions of this Warrant, shall be and be deemed to be fully paid and non-assessable shares and free from all taxes, liens and charges with respect to the issue thereof. The Company hereby represents and warrants that this Warrant is a valid and enforceable obligation of the Company, enforceable in accordance with the provisions of this Warrant.

8. Legends. Upon issuance, the certificate or certificates evidencing any Warrant Shares shall bear legends as set forth in the subscription agreement of even date herewith between the original Holder and the Company and as required under any applicable provincial, state and federal securities laws, regulations and orders, and with all other applicable laws and regulations.

9. Further Assurances. The Company hereby covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other act, deed and assurance as the Holder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant.

10. Successors and Assigns. This Warrant shall enure to the benefit of the Holder and the successors and assignees thereof and shall be binding upon the Company and the successors thereof.

11. Termination. This Warrant shall terminate at 5:00 p.m. (Ottawa, Ontario time) on the Termination Date.

12. Miscellaneous. This Warrant shall be governed by the laws of the Province of Ontario, as such laws are applied to contracts to be entered into and performed entirely in Ontario by Ontario residents. The headings in this Warrant are for purposes of convenience and reference only, and shall not be deemed to constitute a part hereof. Neither this Warrant nor any term hereof may be changed or waived orally, but only by an instrument in writing signed by the Company and the Holder. All notices and other communications from the Company to the Holder of this Warrant shall be delivered personally or by facsimile transmission or mailed by first class mail, postage prepaid, to the address or facsimile number furnished to the Company in writing by the last Holder of this Warrant who shall have furnished an address or facsimile number to the Company in writing, and if mailed shall be deemed given three days after deposit in the United States mail. Upon receipt of evidence satisfactory to the Company of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security satisfactory to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same aggregate number of Common Shares. Time shall be of the essence of this Warrant. The parties hereto have expressly required that this agreement and all documents, agreements and notices related hereto be drafted in the English language. Les parties aux présentes ont expressément exigé que le présent contrat et tous les autres documents, conventions ou avis qui y sont afférents soient rédigés en langue anglaise.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

ADHEREX TECHNOLOGIES INC., intending to be contractually bound, has caused this Warrant to be signed by its duly authorized officer in the date set forth above.

ADHEREX TECHNOLOGIES INC.

By:
Name:
Title:

Attachment 1

NOTICE OF EXERCISE

TO:	ADHEREX TECHNOLOGIES INC.

1.	The undersigned hereby elects to purchase Common Shares of the Company pursuant to Section 5 of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

2.	Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below:

(Name in which certificate(s) are to be issued)

(Address)

(Name of Warrant Holder)

By:
Title:

Date signed:

Attachment 2

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

________________________________________________________________________________________________________________________________________________

            (include name and address of the transferee) Warrants exercisable for common shares of Adherex Technologies Inc. (the “Company”) registered in the name of the undersigned on the register of the Company maintained therefor, and hereby irrevocably appoints the attorney of the undersigned to transfer the said securities on the books maintained by the Company with full power of substitution.

DATED this                 day of                     , 200   .

Signature of Transferor guaranteed by:

Signature of Transferor

Address of Transferor

Notes:

The signature to this transfer must correspond with the name written upon the face of this Warrant Certificate in every particular without any changes whatsoever.

If the Transfer Form indicates that common shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature on this Transfer Form must be guaranteed by a Schedule I chartered bank or licensed trust company, or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program.

SCHEDULE “B”

SUMMARY OF OFFERING TERMS

Issuer:	Adherex Technologies Inc. (“Adherex” or the “Company”).

Offering:	Private placement of Units. Each Unit will consist of one common share of Adherex (the “Common Shares”) and three-tenths of a common share purchase warrant (the “Warrants”).

Offering Price:	90% of the greater of (i) the average closing bid price of the Common Shares on the American Stock Exchange (“AMEX”) for the five trading days preceding the Closing Date and (ii) the United States Dollar equivalent of the volume weighted average price on the Toronto Stock Exchange (the “TSX”) for the five trading days preceding the Closing Date (the “Offering Price”).

Size of Offering:	Up to US$10,000,000.

Warrants:	Each whole Warrant will entitle the holder thereof to purchase one common share of Adherex at a purchase price equal to 115% of the Offering Price for a period of four years from their date of issue (collectively the “Warrant Shares”). The Warrants shall not be exercisable for the first six (6) months from their date of issuance.

Offering Jurisdictions:	In the United States and in select jurisdictions in Europe pursuant to prospectus exemptions under applicable securities legislation of each jurisdiction, including Regulation D of the US Securities Act of 1933.

Resale and Hold Period:	The Common Shares and the Warrant Shares will be “restricted securities” and subject to a statutory hold or restricted period in Canada and the US. The Common Shares and the Warrant Shares will be saleable on the TSX (pursuant to applicable securities legislation, including Regulation S promulgated under the US Securities Act of 1933 and National Instrument 45-102) four months after their date of issue.

Registration:	Adherex shall file a registration statement in the U.S. for the resale of the Common Stock and the Additional Common Shares underlying the Warrants in the United States within 30 days of the Closing Date (as defined below) and the Company shall use its best efforts to obtain effectiveness of such registration statement within 90 days of the filing. Failure to file within such time limit shall result in liquidated damages of 1% per month capped at 10%.

Use of Proceeds:	The net proceeds will be used to fund research, product development and working capital.

Listing:	The Company will obtain the necessary approvals to list the Common Shares and the Warrant Shares on the TSX and AMEX.

Closing:	Closing is anticipated to occur on or about , 2006 or such other date as the Company and the Placement Agents may agree (the “Closing Date”). The closing will be conditional upon the Company having received all necessary Board, exchange and regulatory approvals.

Subsequent Offerings:	In the event that the Company issues and sells additional securities (the “Additional Securities”) at the closing of a private placement within twelve (12) months of the Closing Date (a “Subsequent Offering”), then, subject to any regulatory restrictions the Subscriber may elect, at its sole discretion, to exchange some or all of the Units purchased hereunder for that number and kind of Additional Securities issued and sold on the Subsequent Offering as would be purchased with the aggregate Offering Price of the Units being surrendered, where the effective price of the Additional Securities is the greater of: (A) price at which such Additional Securities were offered and sold under the Subsequent Offering and (B) the applicable maximum permitted discount set out in Section 607(e) of the TSX Company Manual calculated as at the date of this Agreement. To the extent that shareholder approval is required to give effect to an exchange for Additional Securities, the Company will use its best efforts to obtain such shareholder approval and will secure agreements to vote to approve such exchange from the holders of not less than twenty-five (25) percent of the Company’s then issued and outstanding shares.

No Trading:	Each investor will agree not to purchase, sell, short or engage in any securities transactions relating to the Company’s Common Shares whatsoever (or advise others to do so) from the date of the receipt of this Term Sheet until the closing of this Offering.

SCHEDULE “C”

REGULATION “S” RESALE REPRESENTATION LETTER

Adherex Technologies Inc.

4620 Creekstone Drive, Suite 200

Durham, NC 27703

Attn: General Counsel

To Whom It May Concern:

The undersigned (A) acknowledges that the sale of the securities of Adherex Technologies Inc. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “Act”) and (B) certifies that: (1) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believes that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (2) neither the seller (or its affiliates) nor any person acting on its behalf engaged in any “directed selling efforts” in the United States in connection with the offer and sale of such securities; (3) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the Act); (4) the seller does not have a short position in the securities sold and does not intend to replace the securities sold in reliance on Rule 904 with fungible unrestricted securities; (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Act; and (6) the undersigned is not an “affiliate” (as defined in Rule 405 under the Act) of the Company. Terms used herein have the meanings given to them by Regulation S.

By:
Its:
Date:

SCHEDULE “D”

CERTIFICATE OF SUBSEQUENT SALE

[Name and Address of Transfer Agent]

RE:	Sale of Shares of Common Stock of Adherex Technologies Inc. (the “Company”)

Dear Sir/Madam:

The undersigned hereby certifies, in connection with the sale of Common Shares of the Company, that the undersigned has sold the shares in compliance with all securities laws applicable to the undersigned.

Selling	Stockholder (the beneficial owner):

Record	Holder (e.g., if held in name of nominee):

Restricted	Stock Certificate No.(s):

Number	of Shares Sold:

Date	of Sale:

Very truly yours,

Dated:	By:
Print Name:
Title:

cc:	Adherex Technologies Inc.

  4620 Creekstone Drive, Suite 200

  Durham, NC 27703

  Attention: Scott Murray, VP, General Counsel and Corporate Secretary

EXHIBIT X

FORM OF LEGAL OPINION

[NOTE; OPINIONS WILL HAVE TO BE SPLIT BETWEEN LW AND WRYP; THE LATTER’S OPINIONS NOTED, REMAINDER TO COME FROM LW.]

The Company is a corporation duly organized, validly existing and in good standing under the laws of [                    . The Company has all requisite power and authority, and all material governmental licenses, authorizations, consents and approvals, required to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted (all as described in the Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2005. The Company is duly qualified to transact business and is in good standing in each jurisdiction [WRYP FOR U.S. JURISDICTIONS] in which the failure to qualify could have a Material Adverse Effect on the Company.

Each of the following subsidiaries of the Company (the “Subsidiaries”) is a corporation, duly organized and in good standing under the laws of the state of organization, as noted: [WRYP FOR U.S. JURISDICTIONS                     ].

The Company has all requisite power and authority to execute, deliver and perform the Transaction Documents, to issue, sell and deliver the Shares, the Warrants, and, upon exercise of the Warrants, the Warrant Shares pursuant to the Transaction Documents and to carry out and perform its obligations under, and to consummate the transactions contemplated by, the Transaction Documents.

All action on the part of the Company, its directors and its stockholders necessary for the authorization, execution and delivery by the Company of the Transaction Documents, the authorization, issuance, sale and delivery of the Warrants pursuant to the Agreement, the issuance and delivery the Warrant Shares and the consummation by the Company of the transactions contemplated by the Transaction Documents has been duly taken. The Transaction Documents have been duly and validly executed and delivered by the Company and constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except (a) that such enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights in general and (b) that the remedies of specific performance and injunctive and other forms of injunctive relief may be subject to equitable defenses.

After giving effect to the transactions contemplated by the Agreement, and immediately after the Closing, the authorized capital stock of the Company will consist of: an aggregate of              shares of Common Stock, of which              shares will be issued and outstanding and              shares will be reserved for issuance upon

conversion of issued and outstanding options, warrants and other derivative securities,              shares will be reserved for issuance to employees, officers and directors under the Company’s [             Stock Incentive Plan], of which              shares are subject to currently outstanding incentive stock option grants and              shares are subject to currently outstanding non-qualified stock option grants, and              shares will be reserved for issuance upon exercise of Warrants. All presently issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of any preemptive or similar rights, and have been issued in compliance with applicable securities laws and regulations. The Warrants which are being issued on the date hereof pursuant to the Agreement have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive or similar rights, and have been issued in compliance with applicable securities laws, rules and regulations. The Warrant Shares have been duly and validly authorized and reserved for issuance, and when issued in accordance with the exercise of the Warrants in accordance with their respective terms will be validly issued, fully paid and nonassessable, and free of any preemptive or similar rights. To our knowledge, except for rights described in Schedule [             of the Agreement, there are no other options, warrants, conversion privileges or other rights presently outstanding to purchase or otherwise acquire from the Company any capital stock or other securities of the Company, or any other agreements to issue any such securities or rights. The rights, privileges and preferences of the Common Stock are as stated in the Company’s [            ]1.

The Company meets the eligibility requirements for the use of Form F-3 for the registration of the Shares, the Warrants and the Warrant Shares. WRYP

To our knowledge, the Company has filed all reports (the “SEC Reports”) required to be filed by it under Sections 13(a) and 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”). As of their respective filing dates, the SEC Reports complied in all material respects as to form with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. WRYP

Based in part upon the representations of the Purchasers contained in the Agreement, the Shares, the Warrants and the Warrant Shares may be issued to the Purchasers without registration under the Securities Act of 1933, as amended. WRYP

The execution, delivery and performance by the Company of, and the compliance by the Company with the terms of, the Transaction Documents and the issuance, sale and delivery of the Shares, the Warrants and the Warrant Shares pursuant to the Agreement do not (a) conflict with or result in a violation of any provision of law, rule or regulation having applicability to the Company or its Subsidiaries or of the certificate of incorporation or by-laws or other similar organizational documents of the Company or its Subsidiaries [WRYP AS TO U.S. SUBS], (b) conflict with, result in a breach of or constitute a default (or an event which with notice or lapse of time or both

[1]	Insert appropriate organizational document.

would become a default) under, or result in or permit the termination or modification of, any agreement, instrument, order, writ, judgment or decree known to us to which the Company of its Subsidiaries is a party or is subject or (c) result in the creation or imposition of any lien, claim or encumbrance on any of the Company’s or its Subsidiaries’ assets or properties.

To our knowledge, there is no claim, action, suit, proceeding, arbitration, investigation or inquiry, pending or threatened, before any court or governmental or administrative body or agency, or any private arbitration tribunal, against the Company or its Subsidiaries, or any of its officers, directors or employees (in connection with the discharge of their duties as officers, directors and employees), or affecting any of its properties or assets.

No consent, license, permit, waiver, approval or authorization of, or designation, declaration, registration or filing with, any court, governmental or regulatory authority, or self-regulatory organization, is required in connection with the valid execution, delivery and performance by the Company of the Transaction Documents, or the offer, sale, issuance or delivery of the Shares, the Warrants and the Warrant Shares or the consummation of the transactions contemplated thereby.

The Company is not an Investment Company within the meaning of the Investment Company Act of 1940, as amended. WRYP

Very truly yours,

EXHIBIT Z

Plan of Distribution

Each Selling Stockholder (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the [principal Trading Market] or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

EXHIBIT Y

[

Selling Securityholder Notice and Questionnaire

The undersigned beneficial owner of common stock, par value $[             per share (the “Common Stock”), of [            , a [             corporation (the “Company”), (the “Registrable Securities”) understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Subscription Agreement, dated as of [                    , 2006 (the “Registration Rights Agreement”), among the Company and the Purchasers named therein. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling securityholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Securityholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it and listed below in Item 3 (unless otherwise specified under such Item 3) in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1. Name.

(a)	Full Legal Name of Selling Securityholder

____________________________________________________________________________________________________________

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

____________________________________________________________________________________________________________

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by the questionnaire):

____________________________________________________________________________________________________________

2. Address for Notices to Selling Securityholder:

______________________________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________________________

Telephone: ____________________________________________________________________________________________________________
Fax: __________________________________________________________________________________________________________
Contact Person: ________________________________________________________________________________________________

3. Beneficial Ownership of Registrable Securities:

(a)	Type and Number of Registrable Securities beneficially owned (not including the Registrable Securities that are issuable pursuant to the Purchase Agreement):

____________________________________________________________________________________________________________

____________________________________________________________________________________________________________

____________________________________________________________________________________________________________

4. Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes  ☐        No  ☐

(b)	If “yes” to Section 4(a), did you receive your Registrable Securities as compensation for investment banking services to the Company.

Yes  ☐        No  ☐

Note:	If no, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes  ☐        No  ☐

(d)	If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes  ☐        No  ☐

Note:	If no, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

5. Beneficial Ownership of Other Securities of the Company Owned by the Selling Securityholder.

Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3.

(a)	Type and Amount of Other Securities beneficially owned by the Selling Securityholder:

    _______________________________________________________________________________________________________

    _______________________________________________________________________________________________________

6. Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

______________________________________________________________________________________________________________________________

______________________________________________________________________________________________________________________________

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 6 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:	Beneficial Owner:

By:
Name:
Title:

PLEASE FAX A COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE, AND RETURN THE ORIGINAL BY OVERNIGHT MAIL, TO: